UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XWELL, INC.

Full name of Registrant

Former Name if Applicable

254 West 31st Street, 11th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 2, 2024, XWELL, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it would not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) within the prescribed time period and that additional time would be needed for the Company to compile and analyze supporting documentation in order to finalize the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its audit of the consolidated financial statements included in the Form 10-K. This Amendment No. 1 to the Original Form 12b-25 is being filed to supplement the original disclosures provided in Annex A in response to Question 3 of Part IV of Form 12b-25 to disclose the misapplication of U.S. Generally Accepted Accounting Principles (“GAAP”) as related to the determination of the impairment of the Company’s Treat, Inc. (“Treat”) business segment for the three and nine months ended September 30, 2023 (“Q3 2023”). The Company will disclose in its Annual Report on Form 10-K for the year ended December 31, 2023, the restated financial statements for Q3 2023 by adjusting the Q3 2023 data (as originally filed).

The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Milford	(212) 750-9595
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Special Note Regarding Forward-Looking Statements. The statements included in or incorporated into this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the Form 10-K, and the completion of matters necessary to permit filing by the extension deadline, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, without limitation, the Company’s plans related to the restatement of the financial statements as of and for Q3 2023, and the Company’s estimates related to the errors included in the financial statements covering Q3 2023. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include: unanticipated factors that may delay the Company’s completion of its Form 10-K; the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; the outcome of the Company’s completion of the qualification and evaluation of the specific impact of the misapplication of GAAP as related to the impairment of the Treat business segment in the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto, the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its Annual Report on Form 10-K for the year ended December 31, 2023; the application of accounting or tax principles in an unanticipated manner; and other factors described under Risk Factors in the Company’s most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

2

XWELL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 12, 2024	By:	/s/ Scott R. Milford
Name: Scott R. Milford
Title: Chief Executive Officer

3

Annex A (Pursuant to Part IV, Question 3)

XWELL, Inc. (the “Company”) expects to report total revenue of approximately $30.1 million for the year ended December 31, 2023, consisting of approximately $19.1 million in revenue from its XpresSpa segment, $9.9 million from its XpresTest segment and $1.1 million from its Treat and other segments, compared to total revenue of $55.9 million for the year ended December 31, 2022, consisting of $13.7 million in revenue from its XpresSpa segment, $38.5 million from its XpresCheck segment and $3.7 million from its Treat and other segments. The decline in revenue was due to the reduction in patient service revenue triggered by the rapid decline of the XpresTest segment as countries continued to relax their testing requirements and the decreased testing volumes at our now closed XpresCheck locations.

The Company believes that the results contained herein, are materially correct, however, certain amounts in the financial statements could be revised when the Company files its Annual Report on Form 10-K.

Restatement of Financial Statements for Three and Nine-Months Ended September 30, 2023

On April 12, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company, after audit work performed and consultation with management and with its independent registered public accounting firm, determined that the Company incorrectly applied U.S. Generally Accepted Accounting Principles (“GAAP”) as related to the determination of the impairment of the Company’s Treat, Inc. (“Treat”) business segment for the three and nine months ended September 30, 2023 (“Q3 2023”).

The Company is currently in the process of determining the full effect of the misapplication of GAAP as related to the impairment of the Treat business segment and preliminarily estimates that the cumulative effect is an understatement of the impairment expenses as related to the Treat business segment of $1,613,000 for Q3 2023; however, such amounts are subject to revision as the Company finalizes its analysis with its independent registered public accounting firm. These errors have no effect on the Company’s previously reported cash and cash equivalents or marketable securities balances or cash runway. The Company previously reported impairment charges of approximately $6.8 million associated with certain intangible assets in its Quarterly Report on Form 10-Q for Q3 2023, filed with the Securities and Exchange Commission on November 14, 2023 (“Third Quarter Quarterly Report”).

As part of its determination, the Audit Committee concluded that it is appropriate to correct the misapplication of GAAP described above for financial statements for Q3 2023 included in the Third Quarter Quarterly Report, by restating such unaudited financial information because the errors in the financial statements are material to the financial statements for Q3 2023. As a result, unaudited financial statements for Q3 2023 should no longer be relied on. Similarly, any previously issued or filed reports, press releases, earnings releases, and investor presentations or other communications describing the Company’s financial statements and other related financial information covering Q3 2023, should no longer be relied upon. The Company will disclose in its Annual Report on Form 10-K for the year ended December 31, 2023 (“2023 Annual Report”), the restated financial statements for Q3 2023 (“Restatement”) by adjusting the Q3 2023 data (as originally filed).

4